UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								November 8, 2007

Via Facsimile (86-10) 848 86 260 and US Mail

Chen Geng
Chairman of the Board of Directors
PetroChina Company Limited
16 Andelu
Dongcheng District
Beijing, 100011
The People`s Republic of China

	Re:	PetroChina Company Limited
		Form 20-F for the Fiscal Year Ended December 31, 2005
		Filed June 20, 2006
		Form 6-K filed June 30, 2005
Response Letters Dated July 31, 2006, February 15, 2007, June 19,
2007, September 27, 2007
      File No. 1-15006

Dear Mr. Geng:

      We refer you to our comment letters dated September 13, 2007,
April 5, 2007, August 18, 2006, and June 29, 2006 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter and have no further comments at this time.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Roger Schwall
		Assistant Director
		Division of Corporation Finance
Chen Geng
PetroChina Company Limited
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